Exhibit 99.4

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company :	MAHANAGAR TELEPHONE NIGAM LIMITED

Scrip Code	MAHANGR C41TELE 108	Quarter Ended	31-03-2006

Category Code	Category	No.of Shares Held	% of Shareholding

I	CONTROLLING/STRATEGIC HOLDINGS

A	BASED IN INDIA
1	Indian Individuals/HUFs & Relatives
2	Indian Corporate Bodies/ Trusts/ Partnerships
3	Persons Acting in Concert (also include Suppliers/ Customers)
4	Other Directors & Relatives (other than in 1 above)
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)
6	Banks/Financial Institutions
7	Central/ State Govt.
8	Central/ State Govt. Institutions
9	Venture Funds/ Private Equity Funds
Sub Total A

B	BASED OVERSEAS
10	Foreign Individuals (including FDI)
11	Foreign Corporate Bodies (including FDI)
12	Non Resident Indians (Individuals)
13	Non Resident Indian Corporate Bodies
Sub Total B

C	GDRs/ADRs/ ADSs
Sub Total C

D	GOVT OF INDIA AS PROMOTER	354372740	56.25
	Sub Total D	354372740	56.25

E	ANY OTHER SHARES LOCKED-IN (except covered above)
Sub Total E

	Sub Total I	354372740	56.25
….contd

II	FREE FLOAT	No.of Shares Held	% of Shareholding

A	BASED IN INDIA
1	Indian Individuals/HUFs	17059151	2.71
2	Indian Corporate Bodies/Trusts/Partnerships	16172490	2.57
3	Independent Directors & Relatives
4	Present Employees
5	Banks/Financial Institutions	1249280	0.20
6	Central/State Govt.	.
7	Central/ State Govt. Institutions
8	Insurance Companies	91267615	14.49
9	Mutual Funds	20979309	3.33
10	Venture Funds/ Private Equity Funds
11	Customers
12	Suppliers
	Sub Total A	146727845	23.29

B	BASED OVERSEAS
13	Foreign Individuals
14	Foreign Corporate Bodies
15	Foreign Institutional Investors (SEBI-registered)	82131630	13.04
16	Non Resident Indians (Individuals)	940717	0.15
17	Non Resident Indian Corporate Bodies	7300	0.00
	Sub Total B	83079647	13.19

C	GDRs/ADRs/ADSs	45819768	7.27
	Sub Total C	45819768	7.27

D	OTHERS
	Sub Total D

	Sub Total II	275627260	43.75

	Grand Total	630000000	100.00

BROAD SUMMARY OF HOLDINGS		No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings		354372740	56.25
Total Free-float		275627260	43.75
	Grand Total	630000000	100.00

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS		No.of Shares Held	% of Shareholding
Total Domestic Holding		501100585	79.54
Total Foreign Holding		128899415	20.46
	Grand Total	630000000	100.00

NOTE :
In future:
* In order to enable us to track the free-float of your company on a regular basis, you are requested to file these forms with us for each quarter of the year within 15 days of each quarter ending.
* In addition, the Shareholding Pattern needs to be filed by you with us within 2 days of change of 1% or more in the shareholding of any entity in the "Controlling/Strategic Holdings" group.

FORM B

CONTROLLING/STRATEGIC HOLDERS
(Include every single holder and list them Categorywise)

Name of the Company :		MAHANAGAR TELEPHONE NIGAM LIMITED

	Scrip Code	MAHANGR TELE 108	Quarter Ended	31.03.2006

Sl.no.	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	PRESIDENT OF INDIA	354372740	56.25	D

FORM C

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

Name of the Company :		MAHANAGAR TELEPHONE NIGAM LIMITED

	Scrip Code	MAHANGR TELE 108		Quarter Ended	30-09-2004

Sl.no.	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	LIFE INSURANCE CORPORATION OF INDIA	79948023	12.69	A-8
2	HSBC GLOBAL INVESTMENT FUNDS A/C	6530290	1.036	B-15
	HSBC GLOBAL INVESTMENT FUNDS
	MAURITIUS LTD
3	MORGAN STANLEY DEAN WITTER	9228895	1.464	B-15
	MAURITIUS COMPANY LTD.
4	THE BANK OF NEWYORK	45819768	7.273	C
5	GOVERNMENT OF SINGAPORE	6814060	1.081	B-15

FORM C

FREE-FLOAT HOLDERS

Name of the Company :		MAHANAGAR TELEPHONE NIGAM LIMITED

	Scrip Code	MAHANGR TELE 108		Quarter Ended	30-06-2004

Sl.no.	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	LIFE INSURANCE CORPORATION OF INDIA	79402323	12.603	A-8
2	EMERGING MARKETS MANAGEMENT	6803170	1.08	B-15
	LLC A/C EMSAF-MAURITIUS
3	MORGAN STANLEY DEAN WITTER	9455958	1.5	B-15
	MAURITIUS COMPANY LTD.
4	THE BANK OF NEWYORK	45819768	7.23	C

FORM C

FREE-FLOAT HOLDERS

Name of the Company :		MAHANAGAR TELEPHONE NIGAM LIMITED

	Scrip Code	MAHANGR TELE 108		Quarter Ended	31-03-2006

Sl.no.	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	LIFE INSURANCE CORPORATION OF INDIA	82004306	13.01	A-8
2	THE BANK OF NEWYORK	45819768	7.273	C